UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number 1-11037

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The Savings Program for Employees of Praxair Puerto Rico B.V. and

Its Participating Subsidiary Companies

P.O. Box 307

Gurabo, Puerto Rico 00778

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Praxair, Inc.

39 Old Ridgebury Road

Danbury, Connecticut 06810-5113

The Savings Program for Employees of Praxair Puerto Rico B.V. and

Its Participating Subsidiary Companies

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Savings Program for Employees of Praxair Puerto Rico B.V. and

Its Participating Subsidiary Companies

Gurabo, Puerto Rico

We have audited the accompanying statements of net assets available for benefits of The Savings Program for Employees Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the “Plan”) as of December 31, 2011, and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Philadelphia, Pennsylvania

May 30, 2012

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its

Participating Subsidiary Companies

Statements of Net Assets Available for Benefits

as of December 31, 2011 and 2010

	December 31,
	2011	2010
Assets:
Investments, at fair value (Note 4 and 5):	$5,599,256	$5,197,991

Receivables:
Employer contributions	883	885
Participant contributions	1,909	1,951
Due from broker	6,643	—
Dividends & interest	3	2
Notes receivable from participants	403,835	348,187

	413,273	351,025

Total Assets	6,012,529	5,549,016
Liabilities:
Withholding tax payable	900	—

Net Assets Available for Benefits	$6,011,629	$5,549,016

The accompanying notes are an integral part of these financial statements.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2011

2011
Additions to (Deductions from) Net Assets
Contributions:
Participants	$202,129
Employer	89,114
Rollovers from other plans (Note 2)	2,814

294,057

Investment income:
Net appreciation in fair value of investments (Note 4)	416,461
Interest and dividends	110,927

Total net investment income	527,388

Interest on participant loans	29,940

Benefit payments to participants	(388,772)

Net Increase In Net Assets Available for Benefits	462,613
Net Assets Available for Benefits
Beginning of year	5,549,016

End of year	$6,011,629

The accompanying notes are an integral part of these financial statements.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Notes to Financial Statements

December 31, 2011 and 2010

Note 1 - Inception of the Plan

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the “Plan”) was established on March 1, 1995 by Praxair Puerto Rico B.V. (the “Company”).

Note 2 - Description of the Plan

The Plan is a tax-qualified retirement plan. The following is a general description of the Plan. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and is administered by the Administrative Committee of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the “Administrator”). The Trustee and recordkeeper of the Plan's assets is Banco Popular de Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

An employee of the Company is eligible to participate in the Plan if he or she is a minimum of 18 years of age and has completed 90 days of service.

Contributions

Participant contributions to the Plan are made through payroll deductions. Plan participants generally may elect to contribute a percentage of their eligible compensation on either a before-tax and/or after-tax basis. Participants’ before-tax contributions are limited to an annual statutory amount, which amounted to $10,000 in 2011 and $9,000 in 2010.

Participants who reach age 50 by the close of the Plan year are eligible to make catch-up contributions. Catch-up contributions are limited to $1,000 per Plan year (or such other limit as may be imposed through amendment to the Puerto Rico Internal Revenue Code (“PRIRC”)). No matching contributions will be made with respect to such catch up contributions.

The Plan provides for a Company matching contribution equal to 70% of the first 2.5% of a participant’s eligible compensation contributed to the Plan and 40% of the next 5% of the participant’s eligible compensation contributed to the Plan. Company matching contributions to the Plan are made in cash and are invested in accordance with each participant’s investment direction.

Participants’ Account Activity

Participant accounts are credited with participant and Company contributions and investment returns which are based upon each participant’s investment direction. Participant accounts are charged for withdrawals. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Notes to Financial Statements

December 31, 2011 and 2010

Vesting

Employees are fully vested at all times in their own contributions, company matching contributions, and rollover contributions. In the event of termination of employment from the Company, Plan participants receive all amounts credited to their accounts.

Investment Options

Plan participants may direct the investment of their Plan accounts among various investment options offered by the Plan listed below:

Mutual funds

Cash equivalents

Money market funds

Praxair, Inc. common stock

Participants may change the investment election of their contributions and existing balances at any time.

Withdrawals and Distributions

Plan participants may generally withdraw after-tax contributions from their account balances while working and, in limited cases (as defined in the Plan's provisions), may withdraw before-tax contributions. Mandatory distributions from the Plan are required starting no later than April 1 of the year following the year in which a participant attains age 70 1/2 or retires from service with the Company, whichever is later. Optional distributions may begin at 59 1/2.

Notes Receivable from Participants (Participant Loans)

The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balances. Certain other restrictions apply, as defined in the Plan's provisions. Participants are permitted to have only one loan outstanding at any time.

Loans are repaid during fixed terms not to exceed five years (ten years if used to purchase a primary residence). Principal and interest are paid ratably through payroll deductions. The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate since Plan inception of 9%. A loan application fee of $125 is charged to the participant’s account for each new loan.

Loans to participants are carried at unpaid principal balance plus accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

Rollovers

Rollovers represent transfers of account balances of certain participants into certain investments of the Plan from other qualified plans or from individual retirement accounts.

Unclaimed Benefits and Forfeitures

The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at such time as the Administrator has made the determination. However, the forfeiture will be restored to the Plan by the Administrator if such participant subsequently makes a valid claim for the benefit.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Notes to Financial Statements

December 31, 2011 and 2010

Note 3 - Summary of Significant Accounting Policies

Method of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Recent Accounting Pronouncements

•

Expanded Disclosures about Fair Value Measurements – In May 2011, the FASB issued guidance expanding the disclosures for Fair Value Measurements, particularly Level 3 inputs. For fair value measurements categorized in Level 3 of the fair value hierarchy, required disclosures include: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation processes in place, and (3) a narrative description of the sensitivity of the fair value changes in unobservable inputs and interrelationships between those inputs. The amendments are to be applied prospectively and are effective for annual periods beginning on or after December 15, 2011. Plan management does not expect this requirement to have a significant impact on the plan’s financial statements.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

Plan investments are reported at fair value which is determined based upon quoted market prices or using observable market based inputs, other than quoted market prices, for similar investments. Funds are valued on a daily basis. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options that invest in any combination of stocks, bonds, and fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Notes to Financial Statements

December 31, 2011 and 2010

Note 4 - Investments

Individual investments held by the Plan that exceed five percent or more of the Plan’s net assets available for benefits at December 31, 2011 and 2010, respectively, are noted below:

	2011	2010
Praxair, Inc. Common Stock	$4,422,774	$3,876,941
Eaton Vance Large Cap Value Fund	318,665	331,964
PIMCO Total Return Admin Fund	*	298,095

*	Not applicable, investment amount is below five percent

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Year Ended December 31, 2011
Praxair, Inc. common stock	$445,486
Mutual funds	(29,025)

$416,461

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Notes to Financial Statements

December 31, 2011 and 2010

Note 5 - Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities

Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The following tables summarize investment assets measured at fair value at December 31, 2011 and 2010:

	Investment Assets at Fair Value at December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large-Cap	$596,860	$—	$—	$596,860
Mid-Cap	5,376	—	—	5,376
Small-Cap	25,452	—	—	25,452
Balanced	94,671	—	—	94,671
Domestic bond fund	273,643	—	—	273,643
Praxair, Inc. common stock	4,422,774	—	—	4,422,774
Cash and cash equivalents	180,480	—	—	180,480

Total	$5,599,256	$—	$—	$5,599,256

	Investment Assets at Fair Value at December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large-Cap	$627,907	$—	$—	$627,907
Mid-Cap	7,734	—	—	7,734
Small-Cap	25,570	—	—	25,570
Balanced	74,821	—	—	74,821
Domestic bond fund	327,705	—	—	327,705
Praxair, Inc. common stock	3,876,941	—	—	3,876,941
Cash and cash equivalents	257,313	—	—	257,313

Total	$5,197,991	$—	$—	$5,197,991

There are no plan liabilities required to be recorded at fair value at December 31, 2011 and 2010.

The following is a description of the valuation methodologies for the Plan assets measured at fair value. There have been no changes to the methodologies used at December 31, 2011 and 2010.

Mutual Funds – Large Cap – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities with companies that have large market capitalization. The fair value of these investments is determined by reference to

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Notes to Financial Statements

December 31, 2011 and 2010

the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – Mid-Cap – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities with companies that have moderate market capitalization. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – Small-Cap – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities with companies that have small market capitalization. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – Balanced – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity and fixed income securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – Domestic Bond Fund – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in fixed income securities within the domestic market. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Cash Equivalents – This class consists of short-term money market investments. Due to the short-term maturities of these investments, cash equivalents are valued at cost, which approximates fair value. Cash equivalents are classified as Level 1 within the fair value hierarchy.

Praxair, Inc. Common Stock – The Praxair, Inc. common stock class is valued at quoted market prices from a national securities exchange. The Praxair, Inc. common stock is classified as Level 1 within the valuation hierarchy.

Note 6 - Tax Status

The Plan qualifies under sections 1165(a), (e), and (g) of the PRIRC and complies with all applicable requirements of both Title I of ERISA and the PRIRC. The Plan is comprised of the Banco Popular Master Defined Contribution Retirement Plan which received a favorable determination letter from the Hacienda on June 29, 2010. The Plan administrator believes that in design and operation, it continues to operate in compliance with applicable law.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Notes to Financial Statements

December 31, 2011 and 2010

uncertain position that more likely than not would not be sustained upon examination. The Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

Note 7 - Plan Expenses

Transfer taxes and other costs and expenses, if any, except administrative costs of the Company associated with the sale and transfer of Praxair common stock, are deducted from the sale proceeds or charged to the participant account (for purchases). For the year ended December 31, 2011, the Company paid all costs of Plan administration and expenses of collecting and distributing amounts from and to the participants. Amounts paid by the Company for Plan expenses during 2011 were insignificant.

Note 8 - Parties-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Banco Popular de Puerto Rico. Banco Popular de Puerto Rico is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments include shares of common stock of Praxair, Inc., the Company’s parent company, therefore these transactions qualify as party-in-interest transactions.

Loans to participants also qualify as party-in-interest transactions.

Note 9 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan's provisions to terminate the Plan at its sole discretion. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries). Upon such termination, participants would remain 100% vested.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

EIN: 66-0605193, Plan Number: 001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

as of December 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost		(e) Current value
*	Praxair, Inc.	Common Stock	*	*	$4,422,774
	Eaton Vance Large Cap Value Fund	Mutual Fund	*	*	318,665
	Federated Investor Max-Cap Fund	Mutual Fund	*	*	258,151
	PIMCO Total Return Fund Admin	Mutual Fund	*	*	237,117
	Federated Government Obligations	Money Market Fund	*	*	170,688
	Wells Fargo Advantage Government Sec Fund	Mutual Fund	*	*	36,526
	Loomis Sayles Small Cap Value Fund	Mutual Fund	*	*	25,452
	Price T Rowe Retirement 2030 Fund	Mutual Fund	*	*	24,145
	Price T Rowe Retirement 2050 Fund	Mutual Fund	*	*	22,936
	Harbor Capital Appreciation Fund	Mutual Fund	*	*	20,043
	Price T Rowe Retirement 2040 Fund	Mutual Fund	*	*	20,020
	Price T Rowe Retirement 2010 Fund	Mutual Fund	*	*	16,910
	Price T Rowe Retirement 2020 Fund	Mutual Fund	*	*	10,660
*	Banco Popular Puerto Rico Time Deposit	Cash Equivalent	*	*	9,793
	Artio Intl Equity Fund A	Mutual Fund	*	*	5,376

	Total investments, at fair value				5,599,256
*	Notes receivable from participants	Interest rate of 9%, various maturities			403,835

	Total investments, at fair value and notes receivable from participants				$6,003,091

*	Party-in-interest as defined by ERISA
**	Cost information is not required for participant directed investments and therefore, is not included

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Date: May 30, 2012	By:	/s/ Armando Botello
Armando Botello, Managing Director, Praxair Puerto
Rico, Inc. and member of the Administrative
Committee of The Savings Program for Employees
of Praxair Puerto Rico B.V. and Its Participating
Subsidiary Companies

(On behalf of the Plan)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Gurabo, Puerto Rico

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-87274, 33-48478 and 333-81248) of our report dated May 30, 2012, relating to the financial statements and supplemental schedule of the Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies appearing in this Form 11-K for the year ended December 31, 2011.

/s/ BDO USA, LLP

Philadelphia, Pennsylvania

May 30, 2012